[Equitable Logo]                                                   MARY P. BREEN
                                                              Vice President and
                                                       Associate General Counsel
                                                                  (212) 554-3841
                                                             Fax: (212) 554-1266


                                                       December 9, 1996



The Equitable Life Assurance Society of the United States
1290 Avenue of the Americas
New York, NY 10104

Dear Sirs:

     This opinion is furnished in connection with the filing of a Registration Statement on Form S-6 ("Registration Statement") of Separate Account I ("Separate Account I") of The Equitable Life Assurance Society of the United States ("Equitable"). The Registration Statement covers an indefinite amount of interests ("Interests") to be issued under variable life insurance policies ("Policies") issued by Equitable Variable Life Insurance Company ("Equitable Variable"). Equitable Variable, a wholly-owned subsidiary of Equitable, is expected to be merged with and into Equitable on January 1, 1997. Upon consummation of the merger, Policies issued prior thereto by Equitable Variable will become obligations of Equitable. This opinion assumes consummation of the merger and compliance with regulatory requirements relating thereto. Although the Policies are no longer being offered for sale, Equitable will continue to collect premiums under the Policies. Net premiums received under the Policies will be allocated by Equitable to Separate Account I to the extent directed by owners of the Policies.

      I have examined all such corporate records of Equitable and such other documents and laws as I consider appropriate as a basis for the opinion hereinafter expressed. On the basis of such examination, it is my opinion that:

      1. Equitable is a corporation duly organized and validly existing under the laws of the State of New York.

      2. Separate Account I has been duly established by Equitable pursuant to the laws of the State of New York, under which income, gains and losses, whether or not realized, from assets allocated to Separate Account I, are to be, in accordance with the Policies, credited to or charged against Separate Account I without regard to other income, gains or losses of Equitable.

      3. Assets allocated to Separate Account I will be owned by Equitable; Equitable will not be a trustee with respect thereto. The Policies provide that the portion

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of the  assets of  Separate  Account I equal to the  reserves  and other  Policy liabilities with respect to Separate Account I will not be chargeable with liabilities arising out of any other business Equitable may conduct. Equitable reserves the right to transfer assets of Separate Account I in excess of such reserves and other Policy liabilities to the general account of Equitable.

     4. Upon consummation of the merger, the Policies (including any Interests duly credited thereunder) will be duly authorized and will constitute validly issued and binding obligations of Equitable in accordance with their terms.

      I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

                                           Very truly yours,


                                           /s/ Mary P. Breen
                                           -----------------
                                           Mary P. Breen


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